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                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                                200 Park Avenue
                               New York, NY 10166

                                January 6, 2017

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:  First MetLife Investors Insurance Company
     First MetLife Investors Variable Annuity Account One
     File Nos. 811-08306 and 333-214307
     SEC Accession No. 0001193125-16-751634
     Request for Withdrawal of Registration Statement Pursuant to Rule 477

Dear Sir or Madam:

     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, First MetLife Investors Insurance Company ("FMLI") and First MetLife Investors Variable Annuity Account One (the "Registrant") hereby request the withdrawal of the Registrant's initial registration statement on Form N-4 for the MetLife Prime Options contracts (the "Contracts"), File No. 333-214307, filed with the Securities and Exchange Commission ("SEC") on October 28, 2016
(the "Registration Statement").

     Pursuant to discussions with the SEC staff, the Registration Statement is being withdrawn with the expectation that an initial registration statement for the Contracts will be refiled in the near future. Therefore, FMLI and the Registrant hereby request the withdrawal of the Registration Statement and that an order be issued granting this request as soon as is practicable. The Registration Statement has not yet become effective, and no securities have been sold in connection with the Registration Statement.

     If you have any questions regarding this matter, please contact W. Thomas Conner of Reed Smith LLP at (202) 414 9208, or Peggy Heminger of Reed Smith LLP at (412) 288 7204.

Sincerely,

First MetLife Investors Insurance Company

By: /s/ Gregory E. Illson
    -------------------------------------
    Gregory E. Illson
    Vice President

cc:  Michele Abate, Esq.
     John M. Richards, Esq.
     W. Thomas Conner, Esq.